Creating Value From Sorbent Minerals 1 April 24, 2025 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549 Attn: Charles Eastman and Andrew Blume Re: Oil-Dri Corporation of America Form 10-K for the Fiscal Year Ended July 31, 2024 File No. 001-12622 Dear Messrs. Eastman and Blume: This letter sets forth the response of Oil-Dri Corporation of America (the "Company") to the comment letter dated April 11, 2025 from the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") regarding the Staff's review of the Company’s Form 10-K for the fiscal year ended July 31, 2024 filed on October 10, 2024, File No. 001-12622 (the "Form 10-K"). For your convenience, the Staff's comment has been repeated below in its entirety, with the Company's response set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the Form 10-K. Form 10-K for the Fiscal year Ended July 31, 2024 Item 2 Properties, page 28 1. We note your response to comment 1. Please provide us with additional information related to the price and quality disclosure requirements found under Item 1303(b)(3) of Regulation S-K. Please tell us how you assess the economic viability of the materials designated as mineral reserves. For example, tell us if their is a minimum price considered at each mine that covers mining, hauling, processing, and packaging in order to establish the economic viability of the material mined; or another method that you use to establish the economic viability of your mineral reserves. Additionally, please tell us how you distinguish ore from waste at your mining operations. For example, is there a minimum quality threshold, chemical specification, or other method that you use to separate ore from waste at each mine.

2 The Company acknowledges the Staff’s comment and respectfully proposes to revise its disclosures as reflected in the illustrative disclosure below to describe how the Company assesses the economic viability of the clay designated as mineral reserves and how the Company distinguishes ore from waste at its mining operations in future filings, beginning with the Company’s annual report on Form 10-K for the fiscal year ending July 31, 2025. The Company respectfully advises that the reserves of clay at each of its geographic areas are part of well-researched and understood geographically extensive geologic formations. The Company has mined clay in these areas for decades, and in addition to the Company’s general knowledge of the geology of these geographic areas, the Company assesses the economic viability of the clay by conducting industry standard in-situ tests in order to determine reserves. These tests are conducted via exploratory drilling where the Company extracts samples of clay, overburden, and other materials at a given location. The samples enable the Company to discover both the quantity of the clay at that location and to test the properties of the clay at a given mine to determine whether it meets the minimum and/or maximum specifications for use in at least one of the products that the Company manufactures. Once a determination that clay is usable in at least one of the Company’s products is made, in order to establish the economic viability of the clay, the Company considers a variety of factors rather than using a specific minimum price for each mine. The Company uses this approach to determine the economic viability of the clay because a minimum price for each mine would be impossible to accurately assess and rely on due to ever-changing costs and the uncertain end-use of the Company’s clay, which often can be used in a variety of its products, each with varying price points in both production and sale. The Company is also unable to rely on the inherent value of its mineral in determining economic viability because its clay has no inherent value, and the value of its clay is created through the variety of mining, hauling, processing, and packaging methods, described in Item 2 – Properties, Mining and Manufacturing Methods of our Form 10-K, that the Company uses to produce each of its products. While some of the factors that the Company considers in this determination may be unique to an individual mine, these factors generally include the amount of clay at the mine location; projected costs related to operating the mine; demand for the type or types of product the clay meets the specifications for; geographical factors such as proximity to permanent structures or bodies of water; and environmental factors and regulations. Based on a case-by-case review of these factors, and other unique factors that may be present at an individual mine, the Company is able to establish the economic viability of the clay it designates as mineral reserves. The Company respectfully advises that the minimum quality threshold used in its determination of reserves is whether the clay could be used in one of its products. The Company defines waste as material that is either unusable overburden that must be removed to gain access to an underlying viable reserve of clay or material present in the clay deposit that is not usable because it does not meet the specifications required to be processed into one of its products. The Company considers overburden to be waste, and it is generally visually distinguishable from the clay that the Company mines and processes. Portions of clay or other materials within a mine that are unusable by the Company to produce its products are also considered waste and are not included in its calculation of mineral reserves. In addition to generally being visually distinguishable, the dividing line between the overburden and the clay is confirmed with survey-

3 grade GPS equipment. Additionally, verification testing is used to confirm whether clay meets the specifications necessary to be used in the Company’s products. Verification testing is initially conducted on the samples of clay, overburden and other materials extracted through the process of exploratory drilling, and then on an on-going basis once extraction begins as the Company conducts regular application-specific testing on clay as it is mined. In its subsequent filings, the Company advises the Staff that it will revise its disclosure to further describe its basis for determining the economic viability of the materials designated as mineral reserves and differentiating waste from economically viable clay. For example, in future filings, the following disclosures would be revised as follows (new language underlined and in bold): The following paragraph would be added immediately following the table on page 30 of the Form 10-K: “We assess the economic viability of clay by conducting industry standard in- situ tests in order to determine reserves. The minimum quality threshold used in our determination of reserves is whether the clay could be used in one of our products. Once a determination is made, based on in situ testing by exploratory drilling, that a measured resource of clay is usable in one of our products, we determine economic viability based on a variety of factors. These factors can differ from mine to mine but generally include the amount of clay at the mine; projected costs related to operating the mine; demand for the type or types of product the clay meets the specifications for; other geographical factors such as proximity to permanent structures or bodies of water; and environmental factors and regulations.” The first paragraph under “Mining and Hauling” on page 31 of the Form 10-K would be revised to read: “We mine clay in open-pit mines in Georgia, Mississippi, Illinois and California. The mining and hauling operations are similar throughout the Oil-Dri locations, with the exception of California. The land to be mined is first stripped. The stripping process involves removing the overburden and preparing the site to allow the excavators to reach the desired clay. We consider overburden to be waste, and it is generally visually distinguishable from the clay that we mine and process. Portions of clay or other materials within a mine that are unusable by us to produce our products are also considered waste and are not included in our calculation of mineral reserves. In addition to being visually distinguishable, the dividing line between the overburden and the clay is confirmed with survey-grade GPS equipment and verification testing is used to confirm whether clay is usable to produce our products. Verification testing is initially conducted on the samples of clay, overburden and other materials extracted through the process of exploratory drilling, and then on an on-going basis once extraction begins as we conduct regular application-specific testing on clay as it is mined. When stripping is completed, the excavators dig out and load the clay onto dump trucks. The trucks haul the clay directly to our processing plants where it is dumped in a clay yard and

4 segregated by clay type if necessary. Generally, the mine sites are in close proximity to the processing plants; however, the maximum distance the clay is currently hauled to a plant is approximately eleven miles.” ***

5 If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me at (312) 706-3119 or by email at Susan.Kreh@oildri.com. Very truly yours, Oil-Dri Corporation of America By: /s/ Susan M. Kreh_______ Susan M. Kreh Chief Financial Officer cc: Daniel S. Jaffee, Oil-Dri Corporation of America Anthony W. Parker, Oil-Dri Corporation of America